SECURITIES AND EXCHANGE COMMISSION
Washington, DC

In the matter of Great Plains Energy Incorporated, et al. File No. 70-9861	CERTIFICATE OF NOTIFICATION

Public Utility Holding Company Act of 1935

Great Plains Energy Incorporated, a Missouri corporation and a registered holding company ("Great Plains Energy"), hereby submits on behalf of itself and certain of its subsidiaries, the following pursuant to Rule 24 of the Public Utility Holding Company Act of 1935 (the "Act") and the Commission's Order dated September 7, 2001 (HCAR 27436), as superseded and replaced by the Commission's Order dated December 29, 2003 (HCAR 27784) in the above file (collectively, the "Order"). This Certificate reports activity for the calendar quarter ended September 30, 2005. Capitalized terms not defined herein have the meanings ascribed to them in the Order.

1. The sales of any Common Stock by Great Plains Energy and the purchase price per share and the market price per share at the date of the agreement of sale:

N/A

2. The total number of shares of Common Stock issued or issuable under options granted during the quarter under any Stock Plan or otherwise:

A.	During the quarter, 56,374 shares of Common Stock were issued and sold through the Great Plains Energy Dividend Reinvestment and Direct Stock Purchase Plan.

B.	During the quarter, 145,911 issued and outstanding shares of Great Plains Energy Common Stock were purchased by, for or through the Great Plains Energy Employee Savings Plus Plan.

C.

During the quarter, there were no shares of restricted stock issued to officers under the Great Plains Energy Long-Term Incentive Plan. Also during the quarter, there were no grants of performance shares made to officers.

3. If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer:

N/A

4. The amount and terms of any long-term debt, preferred stock, or other forms of preferred or equity-linked securities issued directly or indirectly during the quarter by Great Plains Energy:

The City of La Cygne, Kansas ("La Cygne") on September 1, 2005, issued $35,922,000 aggregate principal amount of Environmental Improvement Revenue Refunding Bonds (Kansas City Power & Light Company Project) Series 2005 (the "La Cygne 2005 Bonds"). The La Cygne 2005 Bonds were issued in connection with the refunding of the same principal amount of prior bonds issued by La Cygne used to finance a portion of the costs of KCP&L's pollution control facilities at its La Cygne Station. KCP&L has leased its undivided interest in certain facilities at La Cygne Station to La Cygne, and La Cygne has in turn subleased the facilities to KCP&L under instruments dated February 1, 1994, as amended and restated as of September 1, 2005. KCP&L is required under the sublease to make payments of subrentals in amounts that are sufficient to pay when due the principal and premium, if any, and interest on the La Cygne 2005 Bonds.

The interest rate on $13,982,000 principal amount of the La Cygne 2005 Bonds is 4.05% through maturity date of March 1, 2015. The interest rate on $21,940,000 principal amount of the La Cygne 2005 Bonds is 4.65% through September 1, 2015. Thereafter, KCP&L will determine the method of determining interest on the bonds in accordance with the terms and conditions of the Indenture of Trust dated as of September 1, 2005, by and between La Cygne and the trustee.

To secure the La Cygne 2005 Bonds, KCPL issued its Mortgage Bond Series 2005 in the principal amount of $35,922,000 to the trustee of the La Cygne 2005 Bonds. The interest rate on the Mortgage Bond Series 2005 is the same as the interest rate on the La Cygne 2005 Bonds.

The City of Burlington, Kansas, ("Burlington") on September 1, 2005, issued $50,000,000 aggregate principal amount of Environmental Improvement Revenue Refunding Bonds (Kansas City Power & Light Company Project) Series 2005 (the "Burlington 2005 Bonds"). The 2005 Bonds were issued in connection with the refunding of the same principal amount of prior bonds issued by Burlington used to finance a portion of the cost of acquisition, construction, installation and equipping of the undivided interest of KCP&L in certain air and water pollution control and solid waste disposal facilities at the Wolf Creek Generating Station. KCP&L has leased its undivided interest in certain facilities at Wolf Creek Generating Station to Burlington, and Burlington has in turn subleased the facilities to KCP&L under instruments dated August 1, 1998, as amended and restated as of September 1, 2005. KCP&L is required under the sublease to make payments of subrentals in amounts which are sufficient to pay when due the principal and premium, if any, and interest on the Burlington 2005 Bonds and certain other bonds issued by Burlington.

The interest rate on the Burlington 2005 Bonds is 4.65% through September 1, 2015. Thereafter, KCP&L will determine the method of determining interest on the bonds in accordance with the terms and conditions of the Indenture of Trust dated as of September 1, 2005, by and between Burlington and the trustee.

5. The amount and terms of any short-term debt issued by Great Plains Energy or Kansas City Power & Light (KCP&L) during the quarter:

A.

Great Plains Energy's total outstanding borrowings during the third quarter of 2005 under its 5-year facility dated December 15, 2004, represented Eurodollar Rate borrowings ranging from $11 million - $16 million with a weighted-average interest rate of 4.1%. GPE had no total outstanding borrowings and $22.2 million of outstanding letters of credit under the facility at September 30, 2005.

B.

KCP&L had no borrowings during the third quarter of 2005 under its 5-year facility dated December 15, 2004. There were no short-term borrowings and $13.6 million of commercial paper outstanding at September 30, 2005. The weighted-average interest rate of the commercial paper was 3.95%.

6. The name of the guarantor and of the beneficiary of any Great Plains Energy Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purposes of the Guarantee:

Guarantor	Subsidiary	Amount	Start	End	Purpose
Great Plains Energy (Note 1)	Strategic Energy, L.L.C.	(Note 1)	5/23/02	Undetermined	Credit Support
Great Plains Energy (Note 2)	Strategic Energy, L.L.C.	$13,500,000	7/5/05	Undetermined	Credit Support
Great Plains Energy (Note 3)	Strategic Energy, L.L.C.	$2,500,000	8/8/05	12/31/06	Credit Support
Great Plains Energy (Note 4)	Strategic Energy, L.L.C.	$3,000,000	8/2/05	8/2/06	Credit Support
Great Plains Energy (Note 5)	Strategic Energy, L.L.C.	$3,000,000	8/2/05	8/2/06	Credit Support
Great Plains Energy (Note 6)	Strategic Energy, L.L.C.	$3,000,000	8/2/05	8/2/06	Credit Support
Great Plains Energy (Note 7)	Strategic Energy, L.L.C.	$6,700,000	7/15/05	Undetermined	Credit Support

Note 1: On May 23, 2002, Strategic Energy, L.L.C. and Great Plains Energy entered into an Agreement of Indemnity with the Federal Insurance Company. This agreement covered $92,101,655 in aggregate principal amount of surety bonds issued on behalf of Strategic Energy, L.L.C. In connection with the issuance of the agreement, KLT Inc. was released from its pre-existing indemnification obligations for these surety bonds; the effect of the transaction was to substitute Great Plains Energy for KLT Inc. as an indemnitor of the surety bonds. Also on that date, Strategic Energy, L.L.C. and Great Plains Energy entered into a General Agreement of Indemnity with the Federal Insurance Company, covering all bonds to be issued on behalf of Strategic Energy, L.L.C. for the benefit of counterparties from date of agreement into the future. This latter agreement is not limited by dollar amount. The aggregate change in surety bonds issued and outstanding for the third quarter under these agreements was a decrease of $3,200,000. The total amount issued and outstanding at September 30, 2005 was $16,448,497.

Note 2: On July 5, 2005, Great Plains Energy issued a direct guaranty, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $9,000,000. This guaranty was later increased to $13,500,000 on August 8, 2005.

Note 3: On August 8, 2005, Great Plains Energy issued a direct guaranty, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $2,500,000.

Note 4: On August 2, 2005, Great Plains Energy issued a letter of credit, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $3,000,000.

Note 5: On August 2, 2005, Great Plains Energy issued a letter of credit, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $3,000,000.

Note 6: On August 2, 2005, Great Plains Energy issued a letter of credit, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $3,000,000.

Note 7: On July 15, 2005, Great Plains Energy issued a letter of credit, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $6,700,000.

7. The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52:

N/A

8. The notional amount and principal terms of any Interest Rate Hedge entered into during the quarter and the identity of the parties to the instruments:

N/A

9. The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter:

N/A

10. A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing:

U-6B-2 filed by Kansas City Power & Light Receivables Company, a subsidiary of Great Plains Energy Incorporated, filed July 21, 2005.

U-6B-2 filed by Great Plains Energy on behalf of itself and certain of its subsidiaries, filed August 23, 2005.

U-6B-2 filed by KCP&L, filed September 12, 2005.

11. Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Great Plains Energy, that has engaged in any jurisdictional financing transactions during the quarter:

The consolidated balance sheets of Great Plains Energy and KCP&L are incorporated by reference to the combined quarterly report for the quarter ended September 30, 2005, on Form 10-Q dated November 4, 2005, in File No. 001-32206 and File No. 1-707 respectively.

12. Aggregate amount invested in Great Plains Power Incorporated as of the end of the period.

At September 30, 2005, Great Plains Energy and KCP&L had invested $4,161,443.10 in Great Plains Power Incorporated (GPP). GPP is in the process of dissolution.

13. Amount and principal terms of any securities issued by an ETC acquired, directly or indirectly, by Great Plains Energy.

Associate company advancing funds	Type	Date of Issue/ Advance	Amount of Advance (rounded to nearest dollar)		Interest Rate	Maturity Date	Associate company receiving funds

KLT Inc.	Demand open account	7/08/05	$130,000		variable	N/A	KLT Telecom Inc.
		7/31/05	$409,682	(a)	variable	N/A
		8/31/05	$432,719	(a)	variable	N/A
		9/14/05	$5,000		variable	N/A
		9/30/05	$435,609	(a)	variable	N/A

(a) Represents monthly interest accrual.

14. Copies of the transmission and combustion turbine leases referred to in Section II.C of the Order dated December 29, 2003 (Release No. 35-27784; 70-9861).

Lease Agreement dated October 1, 1984, between Kansas Gas and Electric Company and KCP&L, with letter agreement dated April 9, 1991 between Kansas Gas and Electric Company and KCP&L (Exhibit C-40 to Form U5S/A for the year ended December 31, 2001, which is incorporated herein by reference).

Facilities Use Agreement by and between St. Joseph Light & Power Company and KCP&L for Access by KCP&L to the Cooper-Fairport-St. Joseph 345 Kilovolt Interconnection, dated March 5, 1990 (Exhibit C-41 to Form U5S/A for the year ended December 31, 2001, which is incorporated herein by reference).

Construction and Financing Agreement by and between Associated Electric Cooperative, Inc. and KCP&L for the Cooper-Fairport-St. Joseph 345 Kilovolt Interconnection, dated March 5, 1990 (Exhibit C-42 to Form U5S/A for the year ended December 31, 2001, which is incorporated herein by reference).

The combustion turbine lease was terminated May 16, 2005.

S I G N A T U R E

Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 22 , 2005.

Great Plains Energy Incorporated By: /s/Lori A. Wright Lori A. Wright Controller